Exhibit 12.2

PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(Thousands of Dollars)

	Nine Months Ended
	September 30,
	2004	2003	2002	2001	2000	1999
Earnings:
Income from continuing Operations	$205,900	$225,803	$236,563	$327,367	$302,332	$269,772
Income Taxes	117,574	102,473	152,145	213,535	194,200	141,592
Fixed Charges	168,291	235,407	219,178	211,958	202,804	194,070

Total	$491,765	$563,683	$607,886	$752,860	$699,336	$605,434

Fixed Charges:
Interest Expense	144,645	204,339	187,039	175,822	166,447	157,142
Estimated Interest Portion of Annual Rents	23,646	31,068	32,139	36,136	36,357	36,928

Total	$168,291	$235,407	$219,178	$211,958	$202,804	$194,070

Preferred Stock Dividend Requirements:
Income before income taxes	$323,474	$328,276	$388,708	$540,902	$496,532	$411,364
Net income from continuing operations	205,900	225,803	236,563	327,367	302,332	269,772

Ratio of income before income taxes to net income	1.571	1.453	1.643	1.652	1.642	1.525
Preferred stock dividends	—	—	—	—	—	1.016

Preferred stock dividend requirements – ratio (above) times preferred stock dividends	—	—	—	—	—	1.549

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed Charges	$168,291	$235,407	$219,178	$211,958	$202,804	$194,070
Preferred stock dividend requirements	—	—	—	—	—	1.549

Total	168,291	235,407	219,178	211,958	202,804	195,619

Ratio of Earnings to combined fixed charges and preferred stock dividend requirements (rounded down)	2.92	2.39	2.77	3.55	3.44	3.09